Exhibit 99.1

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon Le Zion 75101

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 01, 2016

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company’s offices, at 20 Freiman Street, Rishon LeZion, Israel on November 01, 2016 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner and Ziv Dekel, and to elect Moti Harel to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve certain amendments to the Company’s Compensation Policy, as described in Exhibit A.

3.	To approve the compensation for the Company’s Chairman.

4.	To approve for the Company’s Chief Executive Officer: (a) a bonus plan for 2016; and (b) the grant of options to purchase 10,000 of the Company’s Ordinary Shares.

5.	To approve for the Company’s President: (a) a bonus plan for 2016; and (b) the grant of options to purchase 10,000 of the Company’s Ordinary Shares.

6.	To approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

7.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors for the year ending December 31, 2016; and for such additional period until the next annual general meeting of shareholders.

8.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2015.

The Board of Directors has fixed the close of business on September 26, 2016 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 3, 5, 6, and 7 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2 and 4 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2015 described in Proposal 8 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Yosi Lahad

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon Le Zion 75101

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 01, 2016

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 80.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on November 01, 2016 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To re-elect Yosi Lahad, Odelia Levanon, Avidan Zelicovsky, Yuval Viner and Ziv Dekel, and to elect Moti Harel to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve certain amendments to the Company’s Compensation Policy, as described in Exhibit A.

3.	To approve the compensation for the Company’s Chairman.

4.	To approve for the Company’s Chief Executive Officer: (a) a bonus plan for 2016; and (b) the grant of options to purchase 10,000 of the Company’s Ordinary Shares.

5.	To approve for the Company’s President: (a) a bonus plan for 2016; and (b) the grant of options to purchase 10,000 of the Company’s Ordinary Shares.

6.	To approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

7.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors for the year ending December 31, 2016; and for such additional period until the next annual general meeting of shareholders.

8.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2015.

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A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about September 30, 2016. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on Septemebr 26, 2016 are entitled to notice of and to vote at the Meeting. The Company had 2,660,887 Ordinary Shares issued and outstanding on August 31st, 2016. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposals 1, 3, 5, 6 and 7 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2 and 4 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

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“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2015 described in Proposal 8 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Yosi Lahad

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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I.	PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

The following table sets forth, as of August 31st, 2016, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 2,660,887 shares outstanding as of August 31st, 2016.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (1)	Total Shares	Percent
iDnext Ltd.(2) 20 Freiman Street, Rishon LeZion, Israel	162,734	-	162,734	6.12%
Bellite Pty Limited. (3) 7 Beresford Road, Rose Bay 2029, NSW, Australia	116,286	28,847	145,133	6.45%

(1)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this report.

(2)	Includes 50,072 shares held by iDnext’s wholly owned subsidiary Next-Line Ltd. Mr. Moti Harel may be deemed to have sole voting and dispositive power with respect to the shares held by iDnext Ltd. and its subsidiary Next-Line Ltd.

(3)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders during or with respect to the year ended December 31, 2015.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended December 31, 2015.

Name	Position	Salary Cost	Bonus	Value of Equity Awards	Other Compensation*	Total
Yuval Viner	CEO; Director	$195,591	-	$3,551	$7,778	$206,920
Avidan Zelicovsky	President; Director	$196,466	-	$2,331	$8,590	$207,387
Eyal Cohen	CFO	$160,879	-	$26,067	$6,070	$193,016
Uzi Parizat	VP Sales & Marketing, RFID and Mobile Division	$135,204	$2,854	$4,443	$9,905	$152,406

* Includes mainly car expenses.

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II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to elect Moti Harel and to re-elect Yosi Lahad, Avidan Zelicovsky, Odelia Levanon, Yuval Viner and Ziv Dekel to serve on the Board of Directors.

These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Yosi Lahad, Odelia Levanon and Ziv Dekel are independent directors in accordance with NASDAQ Listing Rules.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two external directors) shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four nor more than eleven.

The Israeli Companies Law, 5759 – 1999, or the “Companies Law” provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The six nominees named in this Proposal 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yosi Lahad (1)	60	Chairman of the Board of Directors
Mr. Yuval Viner (2)	53	Director
Mr. Avidan Zelicovsky (3)	46	Director
Ms. Odelia Levanon (4)	53	Director
Mr. Ziv Dekel (5)	52	Director
Mr. Moti Harel	66	Director

(1)	Mr. Yosi Lahad holds 2,259 Ordinary Shares of the Company, which were issued to him as director fees, and options to purchase 17,375 of the Company’s Ordinary Shares, which he received upon his appointment as a director.

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(2)	Mr. Yuval Viner holds 19,127 Ordinary Shares of the Company, of which 16,288 were issued to him pursuant to a private investment consummated on June 2015, and options to purchase 64,020 of the Company’s Ordinary Shares, which he received as an officer.

(3)	Mr. Zelicovsky holds 14,660 Ordinary Shares of the Company, that were issued to him pursuant to a private investment consummated on June 2015. He also holds options to purchase 69,770 of the Company’s Ordinary Shares, which he received as an officer.

(4)	Ms. Odelia Levanon holds 349 of the Company’s Ordinary Shares, which she received as director fees and options to purchase 5,000 of the Company’s Ordinary Shares, which she received upon her appointment as a director.

(5)	Mr. Ziv Dekel holds options to purchase 5,000 of the Company’s Ordinary Shares, which he received upon his appointment as a director.

Mr. Yosi Lahad has joined our Board of Directors on April 13, 2014 and was appointed as Chairman in January 2015. Mr. Lahad has extensive interdisciplinary practical and academic knowledge and vast experience in restructuring processes and strategic alliances. Mr. Lahad has led as CEO or Chairman eight startup companies from early stage to growth and led several M&A events in the United States, Israel and China. Mr. Lahad provides strategic and business development services for global companies in a variety of industries including communications, IT, energy, water, Home Land Security & robotics. Mr. Lahad serves as an active chairman or Board member of JPI Group China, a leading strategic planning firm for companies entering the Chinese market; UPO, a provider for innovative analytics of information over Internet; and VPlan, a provider of automated self-service over Internet using Natural Language Processing. Yosi served as CEO in FiberZone, a provider of automated Fiber connectivity from 2009 to 2011. Yosi was CEO and active chairman of Octalica, a provider of Home Networking, from 2005 to 2007, and CEO of Avantry Networks, that delivered wireless networking to global telecom and data providers, from 2000 to 2004. Mr. Lahad has been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation at the Hertzliya Interdisciplinary Center and at Tel-Aviv University from 2005. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from University of Texas (UTA) and an MBA from Tel Aviv University.

Mr. Yuval Viner has joined our Board of Directors on June 29, 2015. Mr. Viner has been serving as the Company’s CEO since 2009, and prior to that, since March 2008, as the Company’s Head of RFID and Mobile Solutions division. Mr. Viner joined the Company in connection with its acquisition of the assets of Dimex Systems Ltd. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

Mr. Avidan Zelicovsky has joined our Board of Directors on November 16, 2014. Mr. Zelicovsky was appointed as the Company’s acting president in October 20, 2009 and as president on March 17, 2010. From November 2004, following the acquisition of Odem by BOS, Mr. Zelicovsky served as the Head of Supply Chain Solutions division. Mr. Zelicovsky first joined the Company’s subsidiary BOS-Odem in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from Bar-Ilan University.

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Ms. Odelia Levanon has joined our Board of Directors on November 16, 2014. Ms. Levanon serves as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has served as a member of the Board of You – loyalty club from 2008 to 2012. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

Mr. Ziv Dekel has joined our Board of Directors on June 29, 2015. Mr. Dekel has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor’s CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Mr. Moti Harel has joined our Board of Directors on January 1, 2016, following the BOS Dimex acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. He now serves also as a V.P., in charge of the acquired activity. Mr. Harel, the founder of iDnext, is a pioneer in the field of Automatic Identification and Data Capture in Israel and has acted as a CEO and owner of companies in this field for 25 years. During the years 1976 to 1989, Mr. Harel led an AIDC project and the related activity at the Israel Aircraft Industries Ltd. Mr. Harel holds a BSc. and an MSc. in Electronic Engineering from the Technion in Haifa.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2015:

	Salaries, Directors’ fees, Service fees, Commissions and Bonus (1)	Pension, Retirement and Similar benefits
All directors and officers as a group (then 9 persons)	$720,000	$97,000

(1)	Includes stock based consulting fees in the amount of $12,000 paid by the Company to Cukierman & Co., of which Mr. Edouard Cukierman, who was the Company’s Chairman during 2014, is (indirectly) a controlling shareholder. Also includes director’s fees in the amount of $6,000 paid to Telegraph Hill Capital Fund I, LLC, of which Mr. Gutierrez Roy, a former director, may be deemed to have shared voting and dispositive power. Does not include amounts paid by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect Moti Harel and to re-elect Yosi Lahad, Avidan Zelicovsky, Odelia Levanon, Yuval Viner and Ziv Dekel to serve on the Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

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Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.	COMPENSATION POLICY

The Company’s shareholders approved the Company’s amended compensation policy for employment terms of officers and directors on October 22, 2015 (the “Compensation Policy”). In accordance with the Companies Law, the Compensation Policy is to be reviewed and re-approved at least once every three years.

The Company’s Compensation Committee and Board of Directors reviewed the current Compensation Policy and approved certain additional amendments to the Policy. The principal amendment to the Compensation Policy provides that Directors who are not employees or service providers of the Company, shall be entitled to remuneration (in the form of both an annual payment and per meeting participation payment) of up to certain increased limits set for External Directors in the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

In addition, certain technical amendments were implemented. The suggested amendments to the Compensation Policy are presented in the form of a marked Amended Compensation Policy attached as Exhibit A to this Proxy Statement. Pursuant to the Companies Law, approval of the Amended Compensation Policy by the shareholders requires a special majority as described below.

The Compensation Committee and Board of Directors believe that the Amended Compensation Policy is aligned with the Company’s goals, business plan and long term policy and creates appropriate incentives for the Company’s officers, considering the Company’s size, scope of operations and risk management policy.

Following approval by the Company’s Compensation Committee and Board of Directors, at the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve and adopt the Amended Compensation Policy for the Company’s directors and officers, in the form attached hereto as Exhibit A.”

Vote Required

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

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3.	2016 COMPENSATION PLAN FOR THE COMPANY’S CHAIRMAN

Shareholders are asked to approve a compensation plan for the Company’s Chairman, Mr. Yosi Lahad, for the fiscal year 2016, commencing on January 1, 2016. The compensation plan is comprised of an annual payment of NIS 100,000 (approximately $26,400), paid in cash. The Chairman shall not be entitled to any additional compensation for participation in Board meetings (i.e. attendance fees).

The proposed compensation for the Chairman complies with the Company’s Compensation Policy.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the Chairman described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, to approve the annual compensation for the Chairman for fiscal year 2016, as described in this Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

4.	2016 COMPENSATION PLAN AND GRANT OF OPTIONS OF THE CHIEF EXECUTIVE OFFICER

Shareholders are asked to approve a compensation plan for the Company’s Chief Executive Officer, Yuval Viner, for the fiscal year 2016. The Compensation Plan is comprised of a bonus plan and a grant of options, and was approved by the Compensation Committee and the Board of Directors.

With respect to the bonus plan: the Board of Directors believes that structuring the bonus plan on the basis of a combination of the following measurements and targets is most appropriate for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per each target for the Chief Executive Officer:

Measurement	2016 Target that entitles a Bonus	Bonus payable upon Achievement

Company’s Forecast	Net GAAP profit higher than year 2015 (i.e. higher than $334,000)	$10,000

Profit Target in Budget	Meet the Company’s targeted Net GAAP profit in year 2016	$12,000

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In addition, in special circumstances, the Board may grant the Chief Executive Officer a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary.

As provided in our Compensation Policy, the total annual bonus for the Chief Executive Officer is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to the Chief Executive Officer by up to 20%, at the Board’s discretion.

Under his existing employment agreement, Mr. Viner, the Chief Executive Officer, is entitled to a gross monthly base salary of NIS 42,911 (approximately $11,000) linked to the CPI, plus customary benefits which include, among others, managers’ insurance, education fund, car expenses and long-term disability insurance.

The proposed compensation plan for the Chief Executive Officer described above complies with the Company’s current Compensation Policy.

In addition to the bonus plan, the Shareholders are asked to approve a grant to the Chief Executive Officer of options to purchase 10,000 of the Company’s Ordinary Shares, under the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASADQ during the 20 trading days preceding the date of the approval of the proposed grant by the shareholders of the Company.
●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the shareholders of the Company.
●	The options shall expire on the fifth anniversary of the date of approval by the shareholders of their grant.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the Chief Executive Officer described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, that the bonus plan for the Chief Executive Officer for fiscal year 2016, as described in this Proxy Statement, be approved in all respects”; and further

“RESOLVED, to approve the grant to the Chief Executive Officer of options to purchase 10,000 Ordinary Shares of the Company, in accordance with the terms described in this Proxy Statement.”

Vote Required

Under the Israeli Companies Law, the approval of the above resolutions requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

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5.	2016 COMPENSATION PLAN AND GRANT OF OPTIONS OF THE PRESIDENT

Shareholders are asked to approve a compensation plan for the Company’s President, Mr. Avidan Zelicovsky, who is also a director of the Company, for the fiscal year 2016. The compensation plan is comprised of a bonus plan and a grant of options, and was approved by the Compensation Committee and the Board of Directors.

With respect to the bonus plan, the Board believes that structuring the bonus plan on the basis of a combination of the following measurements and targets is most appropriate for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per target for the President:

Measurement	2016 Target that entitlesa Bonus	Bonus payable upon Achievement

Company’s Forecast	Net GAAP profit higher than year 2015 (i.e. higher than $334,000)	$10,000

Profit Target in Budget	Meet the Company’s targeted Net GAAP profit in year 2016	$12,000

In addition, in special circumstances, the Board may grant the President a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary.

As provided in our Compensation Policy, the total annual bonus for the President is capped at five (5) monthly salaries, under the Compensation Policy. The Board of Directors may reduce any bonus payable to the Chief Executive Officer by up to 20%, at the Board of Directors’ discretion.

Under his existing employment agreement, Mr. Zelicovsky, the President, is entitled to a gross monthly base salary of NIS 44,472 (approximately $11,400) linked to the CPI, plus customary benefits which include, among others, managers’ insurance, education fund, car expenses and long-term disability insurance.

The proposed compensation plan for the President described above complies with the Company’s current Compensation Policy.

In addition to the bonus plan, the Shareholders are asked to approve a grant to the President of options to purchase 10,000 of the Company’s Ordinary Shares, under the following terms:

●	Exercise price: is the weighted average closing price of the Ordinary Shares on the NASADQ during the 20 trading days preceding the date of the approval of the proposed grant by the shareholders of the Company.

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●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the shareholders of the Company.
●	The options shall expire on the fifth anniversary of the date of approval by the shareholders of their grant.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the President described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, that the bonus plan for the President for fiscal year 2016, as described in this Proxy Statement, be approved in all respects”; and further

“RESOLVED, to approve the grant to the President of options to purchase 10,000 Ordinary Shares of the Company, in accordance with the terms described in this Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

6.	INCREASE OF 2003 ISRAELI SHARE OPTION PLAN

Under the 2003 Israeli Share Option Plan, employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company. The Board of Directors has approved (subject to Shareholder approval) to increase the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, by 100,000 to a total of 375,000. This 2003 Plan is the only active plan from which options are being granted, and as of August 31st, 2016, has no available options for grant.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an increase of the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, by 100,000 to a total of 375,000.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

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7.	REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd., as the independent auditors of the Company for the year ending December 31, 2016, and for such additional period, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

Pursuant to Section 24.2 to the Company’s Articles of Association, the Auditor fees are set by the Company’s Board of Directors.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2014 and 2015:

	Year Ended December 31, 2015		Year Ended December 31, 2014
	Amount	Percentage	Amount	Percentage
Audit Fees(1)	$76,000	95%	$57,000	93%
Tax Fees (2)	$4,000	5%	$4,000	7%
Total	$80,000	100%	$61,000	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of the Company’s internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	“Tax Fees” are fees for professional services rendered by the Company’s auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee may pre-approve audit and non-audit services to be provided to the Company by its auditors, and set a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company for the year ending December 31, 2016 and for such additional period until the next Annual General Meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

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8.	REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2015 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on April 21, 2016, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Yosi Lahad

Chairman of the Board of Directors

September, 2016

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Exhibit A

Compensation Policy for Directors and Officers of B.O.S. Better Online Solutions Ltd.

(the “Company” or “BOS”)

Table of Contents

Background	A-2
The purpose of the document and its contents	A-2
Compensation Objectives	A-2
Compensation Policy	A-3
Remuneration structure and components	A-3
Base salary for Officers	A-3
Benefits and perquisites – for Officers	A-4
Bonus – for Officers and Chairman	A-5
Equity based compensation for Officers	A-6
Retirement and termination of service arrangements	A-6
Non-Employee Directors’ Compensation	A-7
Insurance, Exculpation and Indemnification	A-7
The ratio of Officers’ compensation to that of other Company employees	A-8

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1.	Background

Amendment No. 20 to the Israeli Companies Law was enacted on 12 December 1, 2012. This amendment mandates the adoption of a compensation policy for Executive Officers and Directors in publicly-traded companies, and defines a special procedure for authorizing employment terms for executives.

On November 28, 2012, the Company’s Board of Directors appointed a Compensation Committee.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the Board of Directors with respect to the Compensation Policy applicable to the Company’s office holders and any extensions thereto; (ii) providing the Board of Directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for the position of chief executive officer from shareholder approval.

The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

2.	The purpose of the document and its contents

The purpose of the document is to define the Compensation Policy for the Office Holders in BOS, and present the guiding principles for the compensation.

For purposes of this Policy, “Officers” shall mean “Office Holders” as such term is defined in the Israeli Companies Law 5759-1999, excluding, unless otherwise expressly indicated herein, BOS’ directors who are not employees or service providers of the Company.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of BOS.

3.	Compensation Objectives

●	Attract, motivate, retain and reward highly experienced personnel in competitive labor markets.

●	Improve business results and strategy implementation, and support work-plan’s goals, through a long term perspective.

●	Drive Officers to create long term economic value for the Company.

●	Create appropriate incentives taking into account, inter alia, the Company’s interest in preventing excessive risk taking.

●	Create a clear correlation between an individual’s compensation and both the Company and the individual’s performance.

●	Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long term goals.

●	Create fair and reasonable incentives, considering the Company’s size, characteristics and type of activity.

●	Support market-driven pay decisions and ensure pay levels are set according to comparable market rates.

●	Create a desired and suitable balance between fixed and variable pay components.

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4.	Compensation Policy

4.1.	Remuneration structure and components

Compensation components under this Compensation Policy may include the following:

●	Base Salary – a fixed monetary compensation paid monthly.

●	Benefits and perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions and as may be required under any applicable law.

●	Bonus – variable cash incentive paid annually, designed to reward officers based on both the Company’s results and achievement of individual predetermined goals.

●	Equity based compensation – variable equity based compensation designed to retain officers, align officers’ and shareholders’ interests and incentivize achievement of long term goals.

BOS’ Officers’ remuneration package is tailored to best suit with the Company’s characteristics and operations; and is designed to serve the Company’s long term goals and balance correctly between encouraging performance and limiting unwarranted risks.

4.2.	Base salary for Officers

The base payment compensates the Officer for his/her time and effort in performing his/her tasks and reflects the Officer’s role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

●	Role and the business responsibilities.

●	Professional experience, education, expertise and qualifications.

●	Previous compensation paid to the Officer, before joining the Company and/or for previous roles within the Company.

●

Internal comparison: (a) base salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

External comparison – the cap of Base Salary of each Officer shall not exceed the average Base Salary granted to holders of similar positions in the Company’s peer group. This creates a desired balance between the Company’s expenses and maintaining competitiveness in the relevant labor markets. The Company’s peer group includes at least 10 Companies employing with similar criteria such as: number of employees (up to twice the amount employed by BOS at a specific time), revenues (up to 3 times of revenues amount of BOS at that time), and market value (up to 4 times of BOS’ market capitalization). It is recommended to include companies with the same field of business as much as possible.

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When deciding on increasing an Officer’s Base Salary, the following considerations shall be applied:

●	Changes to the Officer’s scope of responsibilities and business challenges.

●	Officer’s professional experience, education, expertise, qualifications and achievements in the Company.

●	The need to retain the Officer, including related aspects such as competing job offers or the availability of alternative talent in the relevant labor market.

●	Inflation rate since the last Base Salary update.

●	The Company’s financial state.

●	Internal comparison - (a) base salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

External comparison - the Base Salary of each Officer shall be targeted towards the average Base Salary granted to holders of similar positions in the Company’s peer group, and shall not exceed such average, creating a desired combination between balancing the Company’s expenses and maintaining competitiveness in the relevant labor markets.

4.3.	Benefits and perquisites – for Officers

BOS’ benefit plans are designed to supplement cash compensation, based on local market practice for comparable positions, and are subject to the Israeli labor laws.

The Company shall offer its Officers market-competitive benefit plans which may include the following:

●	Pension and savings – subject to applicable law, Officers may be offered a choice between any combination of executive insurance and pension fund.

●	Disability insurance – the Company may purchase disability insurance for its Officers; premium will not exceed 2.5% of the monthly salary.

●	Providence fund – Officers may be entitled to a providence fund provision at the expense of the Company which shall not exceed 7.5% of the monthly salary.

●	Convalescence pay – Officers are entitled to convalescence pay according to applicable law.

●	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to 25 days per annum, and no less than the minimal number required under applicable law.

●	Sick days quota – Officers are entitled to up to 18 paid sick days per annum but no less than such minimal number required under applicable law.

●	Vehicle – car leasing may be offered to Officers on top of their salaries. The Company will gross up the taxation cost.

●	Meals cost reimbursements – according to Company’s practice as shall be from time to time. Tax will be paid by the Officer.

●	Medical health insurance – according to Company’s practice.

●	Out of pocket expenses - reimbursements according to Company’s practice.

●	Severance pay - the Company’s liability for severance pay to its Officers shall be calculated pursuant to the Israeli Severance Pay Law, 1963, except that an Officer may be entitled to receive severance pay even in the event of voluntary resignation.

A-4

4.4.	Bonus – for Officers

BOS’ incentive scheme will be based on a variable annual cash incentive, designed to reward Officers based on the achievement of predetermined Company and individual goals (the “Bonus”).

~~Before the beginning of e~~For each calendar year, the Company will define individual and Company measurable goals for each Officer.

The annual Bonus will be capped at 5 monthly base salaries.

The Bonus plan shall take into account the profit level of the Company as a group and may also, but is not required to, take into account the profit level of the respective applicable division.

The bonus parameters will be determined based on pre-defined measurable and quantified considerations.

Measurable criteria for the Bonus may include (but is not limited to) any one or more of the following criteria, in accordance with the following ranges:

Category	Weight	Measurements may include (non exhaustive list):
Company	70-100%

●  Increase in profitability from year to year

●  Annual growth in revenues

●  Meeting the Company’s budget

●  Increase in sales overseas

●  Net profit

●  Prevention of  significant accrual of slow inventory

●  Increase in product offerings by new technologies or solutions

Individual	Up to 30%	● Compliance with individual milestones ● Promoting strategic targets ● Compliance with corporate governance rules ● Discretion of the Board of Directors

The Bonus plan will include the following stipulations:

●	Threshold – Bonus is payable only if the audited consolidated financial statements of BOS reflect net profit – U.S. GAAP (after taking into account the Officers’ bonuses), except that in special circumstances the Board of Directors may grant a Bonus if there was no net profit in a given year, provided such bonus is capped at one monthly salary.

●	The Board of Directors may reduce a Bonus by up to 20% of the amount, at its sole discretion.

●	Compensation Recovery - A claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later restated in the Company’s financial reports (restatement). Claw back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the Officers. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

●	Special bonus for outstanding achievements.

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Officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board of Directors, following recommendation and approval of the Compensation Committee.

Such special bonus shall not exceed the amount of 1 monthly salary of the Officer.

4.5.	Equity based compensation for Officers

BOS’ variable equity based compensation is designed to retain Officers, align Officers and shareholders’ interests and incentivize achievement of long term goals.

The Company shall be entitled to grant to Officers stock options, Restricted Stock Units or any other equity based compensation (the “Options”).

The grant of the Options shall be in accordance with the Company’s equity compensation policies and programs in place from time to time.

Cap on the value of the annual Options: the value (according to acceptable valuation practices at the time of grant), at the date of grant, shall not exceed the amount of the last 5 monthly salaries for each Officer per year of vesting.

General guidelines for the grant of Options:

●	The Options shall be granted from time to time and be individually determined and awarded by the Board of Directors according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

●	Outstanding Options granted to Officers and directors of the Company will not represent more than 10% of BOS’ outstanding (fully diluted) shares.

●	Vesting schedule - The Options will vest and become exercisable annually over a period of three years, in three equal portions, creating desired incentives for the Officers in a long term perspective.

●	Exercise price will be set according to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days preceding the date of grant.

●	The Options shall have a 5 years expiration period.

Any others terms of the grant will be determined by the Compensation Committee and the Board of Directors, in accordance with applicable law.

The Board of Directors shall have discretion to determine a cap to the exercise value of the Options.

4.6.	Retirement and termination of service arrangements

Advance notice

The Officer shall be entitled to an advance notice prior to termination in a period of up to three (3) months (the “Notice Period”).

During the Notice Period, the Officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors has released the Officer from such obligation.

A-6

Adaptation grant

In case of termination by the Company (except for cases of termination for Cause), an Officer will be eligible for an adaptation grant (of several monthly salaries), in addition to the payment related to the advance Notice Period, as depicted in the following table:

	Up to 5 years with the Company	Over 5 years with the Company
President / CEO	0	3
CFO	0	2

The adaptation grant is subject to the approval of the Compensation Committee following the CEO recommendation (or recommendation of the Chairman when dealing with the President/CEO).

4.7.	Non-Employee Directors’ Compensation

The directors of BOS, who are not employees or service providers of the Company, shall be entitled to remuneration (in the form of both an annual payment and per meeting participation payment) ~~and refund of expenses~~ up to the increased limits, and to refund of expenses, as provided under the Regulations of External Directors defined below. “Regulations of External Directors” shall mean ~~provided under the provisions of~~ the Companies Regulations (Rules on Remuneration and Expenses of ~~Outside~~External Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The directors of BOS, who are not employees or service providers of the Company, shall be entitled to remuneration (in the form of both an annual payment and per meeting participation payment) up to the increased limits, and to refund of expenses, as provided under the Regulations of External Directors defined below. “Regulations of External Directors” shall mean the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The compensation for the directors (excluding external directors and members of the compensation committee) may be paid in Ordinary Shares instead of in cash. Payment in the Company’s Ordinary Shares is made according to the following terms:

●	Payment once a year, at the end of each calendar year.

●	The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days ending on December 31st of the applicable year.

In addition, the members of BOS’ Board of Directors (including Company’s Chairman) may be granted equity based compensation which shall vest and become exercisable annually over a period of 3 years. The equity awarded shall have a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed US$ 5,000 per year of vesting, on a linear basis, with respect to each director, and US$ 25,000 per year of vesting, on a linear basis with respect to Company’s Chairman, subject to applicable law and regulations.

The Company may pay additional fees to directors who are also contracted to perform various services to the Company, including but not limited to consulting services, finder fee services, investment-banking services, business development services or other commercial services, as may be determined from time to time by the Compensation Committee, the Board of the Directors, and the shareholders of the Company.

4.8.	Insurance, Exculpation and Indemnification

All directors and Officers will be covered by the Company’s D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law.

In addition, the Company exempts and releases each director and Officer from any and all liability to the Company and indemnifies its directors and Officers, in each case up to the maximum extent permitted by law.

A-7

5.	Management and Control

The Board of Directors shall:

(a)	Review the compensation Policy and its implementation and from time to time asses the need for updates.

(b)	Review this Policy whenever business conditions shall warrant such a review.

(c)	Take into account while examining Policy and plans, inter alia, the Company’s profits and revenue, market conditions, business plan, the effect of the Policy on the performance of the Company, work-relations in the Company and any other relevant factors and circumstances.

This Policy will be submitted to shareholders approval at least once in every three years.

6.	The ratio of Officers’ compensation to that of other Company employees

The Company has decided that the ratio of each executive, including the President and CEO, compensation to the average and median salary of the rest of the employees (including contractor employees engaged by the Company) will not be higher than 15.

The Compensation Committee and the Board of Directors consider this ratio, taking into account the senior position of the executive officers and their scope of responsibilities, to be reasonable, fair and appropriate, and will not hinder working relations in the Company.

A-8